UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

CIDARA THERAPEUTICS, INC.

(Name of Subject Company — Issuer)

CAYMUS PURCHASER, INC.

(Offeror)

A Wholly Owned Subsidiary of

MERCK SHARP & DOHME LLC

(Parent of Offeror)

A Wholly Owned Subsidiary of

MERCK & CO., INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share

Series A Convertible Voting Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Kelly E.W. Grez

Corporate Secretary, Merck & Co., Inc.

126 East Lincoln Avenue

Rahway, NJ 07065

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Saee Muzumdar

Sebastian L. Fain

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 5, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Caymus Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), Parent and Merck & Co., Inc., a New Jersey corporation (“Merck”). The Schedule TO relates to the offer by Purchaser to acquire (i) all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), for $221.50 per Common Share, and (ii) all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares” and together with the Common Shares, the “Shares”) of Cidara for $15,505.00 per Series A Share, in each case, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at one minute following 11:59 p.m., Eastern Time, on January 6, 2026 (such date and time, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, a total of 27,149,333 Common Shares and 89,956 Series A Shares had been validly tendered and “received” (as such term is defined by Section 251(h)(6) of the DGCL) by the Depositary and not validly withdrawn pursuant to the Offer, representing (with respect to the Series A Shares, on an as-converted to Common Shares basis) approximately 88.3% of the total number of Shares entitled to vote and outstanding as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied.

Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made as promptly as practicable after the Expiration Time in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser had ownership sufficient to effect the Merger under Section 251(h) of the DGCL, without a vote of stockholders of Cidara. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL in which Purchaser merged with and into Cidara, with Cidara surviving the Merger and continuing as a wholly owned subsidiary of Parent. At the Merger Effective Time, each Share issued and outstanding (other than (i) Shares held by Cidara (or in the treasury of Cidara) or Shares owned, directly or indirectly, by Parent or Purchaser immediately prior to the Merger Effective Time and (ii) Shares outstanding immediately prior to the Merger Effective Time and held by stockholders who are entitled to demand, and properly demanded, appraisal for such Shares in accordance with Section 262 of the DGCL) was converted by virtue of the Merger into the right to receive an amount in cash equal to the applicable Offer Price, without interest and subject to any applicable withholding of taxes. The Common Shares are expected to cease to trade on Nasdaq prior to the opening of business on January 7, 2026 and will be delisted from Nasdaq and deregistered under the Exchange Act.

On January 7, 2026, Merck issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(vi)	Press release issued by Merck & Co., Inc., dated January 7, 2026.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CAYMUS PURCHASER, INC.

	By:	/s/ Kelly E.W. Grez
Name: Kelly E.W. Grez
Title: Secretary

MERCK & CO., INC.

	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development

Date: January 7, 2026	MERCK SHARP & DOHME LLC

	By:	/s/ Sunil A. Patel
Name: Sunil A. Patel
Title: Senior Vice President, Head of Business Development